PRIMERO REPORTS SECOND QUARTER 2016 RESULTS
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, August 4, 2016 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported operating and financial results for the second quarter ended June 30, 2016.

Highlights:

•

Improved Q2 2016 Operating Results: Total production of 49,499 gold equivalent ounces[1], comprised of 28,978 ounces of gold and 1.60 million ounces of silver from San Dimas, and 15,172 ounces of gold from Black Fox, a 37% improvement over the 36,158 gold equivalent ounces produced in the first quarter of 2016. Primero produced 62,490 gold equivalent ounces in Q2 2015.

•

Operating Cash Flows Increased: The Company realized a net loss of $19.4 million ($0.12 per share) and adjusted net loss[2] of $2.4 million ($0.01 per share) in Q2 2016. The Company generated second quarter operating cash flow before working capital changes of $11.2 million ($0.07 per share), notably increased over Q1 2016 of negative $8.5 million.

•

Black Fox Achieved Higher Underground Production Rates: Underground production from the Black Fox mine averaged 636 tonnes per day in Q2 2016, a 50% improvement over the production levels in Q1 2016. The mine continues to make progress towards initial production from the Deep Central Zone, with stope production expected from this new area before the end of Q3 2016, slightly later than originally planned.

•

Equity Financing Improved Balance Sheet Flexibility: Primero ended Q2 2016 with $79.5 million of total liquidity, which includes $54.5 million in cash and $25.0 million available on its line of credit. The $40.0 million bought deal financing, which closed on June 24, 2016, positively contributed to Primero’s June 30, 2016 cash position.

•

2016 Production Guidance Updated: Primero has reduced its 2016 production guidance to between 195,000 and 215,000 gold equivalent ounces at total cash costs[3] of between $775 and $825 per gold equivalent ounce with all-in sustaining costs[4] of between $1,200 and $1,250 per gold ounce. Production at San Dimas has been impacted by lower than planned grades, unexpected labour disruptions in July and a lower gold/silver ratio as a result of minimal expected silver spot sales. Production at Black Fox has been affected by delays in accessing high-grade mineralization from the Deep Central Zone.

•

Drilling to Commence on New Concession in San Dimas District: Initial orientation sampling has begun on the recently acquired Lechuguilla concession located close to San Dimas' southern boundary, with drilling to commence later this year.

•

NAFTA Notice of Intent: In order to protect its rights as a Canadian investor in Mexico under the North American Free Trade Agreement (“NAFTA”), on June 2, 2016, the Company issued a Notice of Intent to submit a claim to international arbitration against the Government of Mexico, pursuant to Article 1119 of the NAFTA. Primero maintains it has the right to rely on its 2012 advance pricing agreement with the Mexican tax authority (“SAT”) which confirmed the appropriate price for sales of silver.

“We increased production levels in the second quarter and we are committed on continuing to bring both of our mines up to their optimal operating rates,” stated Ernest Mast, President and Chief Executive Officer. “San Dimas showed solid production improvements over Q1 2016, achieving average mining rates of 2,500 tonnes per day. But there is still much work to be done to optimize and refine the mining cycle, increase development rates and maximize productivity and grades. We had labour disruptions during July that impacted July’s production and delayed some development work. As a result we initiated a mine optimization plan focusing on technical and human resources issues. We are continuing to make progress at Black Fox in developing the Deep Central Zone ahead of production expected in the third-quarter, unfortunately we have experienced delays in early July due to poor ground conditions on the 660 metre level. In light of these challenges the Company has reduced its 2016 production guidance.”

San Dimas Operations Improve; Black Fox Achieves Increased Underground Production Rates

Primero produced a total of 49,499 gold equivalent ounces in Q2 2016, which compares to 62,490 gold equivalent ounces produced in Q2 2015, but represents a 37% increase compared to Q1 2016. Gold and silver production was 44,150 ounces and 1.60 million ounces, respectively, in Q2 2016 compared to 54,862 ounces and 2.15 million ounces in Q2 2015.

The Company incurred consolidated total cash costs per gold equivalent ounce of $851 for Q2 2016, compared to $653 for Q2 2015. All-in sustaining costs (“AISC”) per ounce were $1,345 for Q2 2016, compared to $1,036 in Q2 2015.

San Dimas produced 34,327 gold equivalent ounces (28,978 ounces of gold and 1.60 million ounces of silver) during the second quarter of 2016, a 50% increase over Q1 2016 and compared to 44,128 gold equivalent ounces produced in Q2 2015. The decreased production year-over-year was mainly due to lower throughput rates and lower head grades due to the lack of availability of high-grade stopes mainly as a result of lower development in Q1 2016 and ventilation and mine services issues. The labour issues during July further impacted development and therefore deferred mining some high grade areas to 2017.

San Dimas total cash costs on a gold equivalent basis in the second quarter of 2016 were $843 per ounce, compared to $608 per ounce in Q2 2015. AISC at San Dimas were $1,063 per ounce in the second quarter 2016, compared with $822 per ounce in the same period of 2015. The higher cash costs per ounce were mainly due to lower metals production and reduced silver credits realized in the second quarter of 2016. Higher unit costs were also related to an increase in the annual bonus paid to unionized employees. The impact of the increased union bonus was approximately $90 per ounce in the second quarter.

Black Fox produced 15,172 ounces of gold in the second quarter of 2016, a 14% increase over the 13,257 ounces produced in Q1 2016 and compared to 18,362 ounces in Q2 2015. In Q2 2016 the majority of production ounces came from the underground mine, whereas in Q2 2015 gold production was largely sourced from the open-pit mine. In the second quarter of 2016 the underground mine achieved increased production rates averaging 636 tonnes per day, representing a 50% improvement over Q1 2016 production levels. During July 2016, a planned initial long-hole stope of the Deep Central Zone was delayed due to poor ground conditions in a footwall development drift that required the development of an alternative route. An alternate route was implemented that has already mined 3,220 tonnes of development ore grading 9.8 g/t (cut at 30 g/t) confirming the existence of high grade ore at the 660 level. As a result, initial stope production from the Deep Central Zone is now expected to commence before the end of Q3 2016.

Black Fox total cash costs per gold ounce were higher in Q2 2016 at $870 per ounce compared to $762 per ounce in Q2 2015 due to lower gold production. The Black Fox mine incurred AISC per gold ounce of $1,362 in Q2 2016, compared to $1,071 in Q2 2015 as a result of increased capital spending on underground development in 2016 compared to 2015.

Primero generated $59.4 million of revenue in Q2 2016, 12% lower than in Q2 2015 as a result selling 17% less gold equivalent ounces despite a 6% higher average realized gold price. In Q2 2016, the Company sold 43,008 ounces of gold at an average realized price of $1,241 per ounce and 1.43 million ounces of silver at an average realized price of $4.24 per ounce. Revenue in Q2 2015 totalled $67.4 million from selling 52,975 ounces of gold at an average realized price of $1,171 per ounce, and 1.26 million ounces of silver at an average realized price of $4.20 per ounce.

Silver produced at San Dimas is subject to a silver purchase agreement5 and as a result 1.43 million ounces of silver were sold to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) at a fixed price of $4.24 per ounce during the quarter. As of June 30, 2016 the Company has delivered 5.6 million ounces of silver under the San Dimas silver purchase agreement’s 6.0 million ounce annual contract year threshold (which runs from August 6th to the following August 5th), following which the Company can begin selling 50% of the silver produced at San Dimas at spot market prices until August 5, 2016 when the annual threshold is reset. Primero expects minimal spot silver sales in 2016. Gold produced at Black Fox is subject to a gold purchase agreement6 and as a result 1,131 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $524 per ounce in Q2 2016.

The Company incurred a net loss of $19.4 million ($0.12 per share) in Q2 2016, compared with net loss of $6.7 million ($0.04 per share) for the second quarter of 2015. Adjusted loss for Q2 2016 was $2.4 million ($0.01 per share) compared with adjusted net income of $1.1 million ($0.01 per share) in Q2 2015. Adjusted loss primarily excludes the impact of foreign exchange rate changes on deferred tax balances, costs specifically related to the NAFTA and APA claims, and the mark-to-market gain/loss on the convertible debenture and warrants.

Primero generated operating cash flow before working capital changes during Q2 2016 of $11.2 million ($0.07 per share), compared to operating cash flow of $22.6 million ($0.14 per share) in Q2 2015. Q2 2016 operating cash flow included $4.5 million in cash payments for income taxes in Mexico for 2016 tax instalments. Q2 2016 cash flows were also affected by lower production levels relative to Q2 2015.

Liquidity Update

The Company’s total liquidity position at June 30, 2016 totalled $79.5 million, comprised of $54.5 million in cash and $25.0 million available under its line of credit. During Q2 2016, Primero completed a $40.0 million (C$51.8 million) bought deal financing, which positively contributed to Primero’s June 30, 2016 cash position.

Primero has $50 million drawn on its revolving credit facility that matures on May 23, 2017. The Company expects to renew this facility, but in the event full repayment is required cash generated by operations may not be sufficient to repay amounts outstanding under the revolving credit facility in full at maturity. The Company has a plan to improve production at San Dimas and will focus on cost and capital reductions at both of its operations to increase cash flows and is also evaluating the potential divestiture of assets and joint venture opportunities.

2016 Production Guidance Update

Primero has reduced its 2016 production guidance to between 195,000 and 215,000 gold equivalent ounces at total cash costs of between $775 and $825 per gold equivalent ounce with AISC of between $1,200 and $1,250 per gold ounce. The Company has also re-evaluated its capital budget and as a result, 2016 capital expenditures have been reduced to $73.7 million including $42.4 million at San Dimas and $29.0 million at Black Fox.

Production at San Dimas has been impacted by lower than planned grades, unexpected labour disruptions in July and a lower gold/silver ratio as a result of minimal expected silver spot sales. Labour disruptions in July were related to the local union seeking to increase short term production bonuses and interrupted the mine’s operation during discussions. The short term production bonuses were agreed upon in late July. The labour disruption affected July production and development and as a result, select high grade areas will not be mined in 2016 resulting in a production shortfall.

In view of these recent operational challenges at San Dimas the Company initiated a mine optimization program, in conjunction with a third party. A seven point action plan was developed to focus on technical improvements such as improving development rates and services, reducing dilution, decreasing operating costs, and improving labour productivity. The Company expects to provide an update at the end of the quarter.

Production at Black Fox has been affected by timing delays in accessing high-grade mineralization from the Deep Central Zone. Stope production from the Deep Central Zone has been delayed by approximately one month, due to poor localized ground conditions experienced on the 660 metre level. The Black Fox team has successfully worked through this area, but the timing delay has pushed first stope production until September. Black Fox updated guidance includes additional capital costs to develop the Deep Central zone. Additional drilling and development will be undertaken to increase available stopes in the Deep Central zone.

Table 1: 2016 Production Guidance

	Previous Guidance			Revised Guidance
	San Dimas	Black Fox	Consolidated	San Dimas	Black Fox	Consolidated
Attributable production (gold equivalent ounces)	160,000- 170,000	70,000- 80,000	230,000- 250,000	135,000- 145,000	60,000- 70,000	195,000- 215,000
Gold Production (ounces)	120,000- 130,000	70,000- 80,000	190,000- 210,000	110,000- 120,000	60,000- 70,000	170,000- 190,000
Silver Production (million ounces)	7.5-8.5	N/A	7.5-8.5	6.5-7.5	N/A	6.5-7.5
Total cash costs (per gold equivalent ounce)	$600-$650	$750-$800	$650-$700	$725-$775	$850-$900	$775-$825
AISC (per gold ounce)	$775-$825	$1,000- $1,050	$975-$1,025	$950-$1,000	$1,250- $1,300	$1,200- $1,250
Capital Expenditures ($ millions)	$51.4	$23.6	$77.3	$42.4	$29.0	$73.7

Material assumptions used to forecast total cash costs for 2016 were based on the Company’s actual results to June 30, 2016 and include an estimated average gold price of $1,250 per ounce (based on actual gold prices received through Q2 2016 and $1,300 per ounce for the remainder of the year), silver market price of $20 per ounce, and foreign exchange rates of $1.30 Canadian dollars and $18 Mexican pesos to the U.S. dollar for the remainder of 2016. Silver sold under the silver purchase agreement is expected to average $4.26 for the 2016 year.

Froome Zone Update

Primero continues to evaluate the potential of the Froome Zone located approximately 800 metres west of the Black Fox mine. Following the announcement of positive drilling results in Q1 2016, Primero continued to delineate and expand the deposit and commenced an internal economic evaluation of the Froome Zone. An initial mining plan has been developed and preliminary engineering and geotechnical studies have begun with the focus on accessing the ore body via an underground drift from the Black Fox pit, expediting the permitting process and timeline to initial production. Optimizing studies will continue in Q3 2016 with the focus on reducing capital cost and de-risking the project.

The Company’s regional exploration program will now focus on the discovery of Froome-like targets along the mineralized trend.

Mineralization Potential Identified on New Lechuguilla Concession in San Dimas District

With the June 2016 acquisition of a large new concession in the San Dimas district (Lechuguilla), Primero conducted a geological reconnaissance of identified geological windows. The large-scale Lechuguilla concession is not covered by the San Dimas silver purchase agreement and is a key focus of Primero’s H2 2016 exploration program.

Initial geological reconnaissance conducted by Primero’s geologists has obtained preliminary grab samples from the Causitas vein, located close to the main road between Durango and Tayoltita. Preliminary samples returned 1.0 g/t gold and 7 g/t silver, and 0.7 g/t gold and 98 g/t silver at surface providing an indication of potential mineralization. The Causitas vein has been identified between one and five meters and has been traced over 200 metres of strike length. Based on these early results, Primero’s geologists will begin a program of detailed vein mapping and channel sampling in order to identify drill targets.

Primero’s geologists have also noted anomalous precious metals values in preliminary grab samples taken from the identified Sara Costanza and Cinibas veins. Grab sample locations are shown in Figure 1.

Exploration sampling at Lechuguilla was conducted by Primero's exploration team. Mr. David Laudrum, P.Geo., Senior Resource Manager for Primero has reviewed the technical exploration information in this news release as the Qualified Person ("QP") for the purposes of NI 43-101 for the Company. All samples and analyses reported herein were performed in the ISO certified independent laboratory SGS Servicios Minerales in Durango Mexico, using fire assay with atomic absorption finish or gravimetric finish for values over 10 g/t gold.

Mexican Tax Update and NAFTA Notice of Intent

The Company continues to vigorously defend its Advance Pricing Agreement (“APA”) from the legal claim initiated by the Mexican tax authorities (“SAT”). The APA was obtained to confirm that the Company should calculate taxes on silver sold from the San Dimas mine based on the price realized by the Company. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company continues to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law.

In defending the APA, the Company has filed procedural and substantive responses to the SAT-initiated legal claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. While the resolution of the procedural challenge remains pending and the substantive matters are ongoing, the Mexican District Court recently issued a final order mandating that no resolution may be issued in connection with the substantive matters until the procedural challenge against the admission of the SAT’s claim is finally decided. As consideration of these matters continues in parallel, the Company does not expect the order to delay the resolution of the substantive case.

The Company believes that it is entitled to rely on the APA which is legally binding in respect of the Company’s 2010 through 2014 taxation years. The Company obtained the ruling transparently and in good faith. Primero believes the APA should not be the subject of challenge by a government administration installed upon the change of government after the APA was duly issued. On June 2, 2016, the Company notified the Government of Mexico that the measures taken by its tax authority (the SAT) with the judicial proceeding seeking to nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As such, the Company informed the Government of Mexico that, absent amicable resolution within 90 days, it intends to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA.

The Company will continue to vigorously defend the validity of the APA and the correctness of its tax filing position.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Thursday, August 4, 2016 at 10:00 am ET to discuss second quarter 2016 operating and financial results.

Participants may join the call by dialing North America toll free 1-888-789-9572 or 416-695-7806 for calls outside Canada and the U.S., and entering the participant passcode 4770671.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/7695.

A recorded playback of the second quarter 2016 results call will be available until November 1, 2016 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 2048848.

This release should be read in conjunction with Primero’s second quarter 2016 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the second quarter 2016 w as 293:1 based on the average realized prices of $1,241 per ounce of gold and $4.24 per ounce of silver.

(2) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers . The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the second quarter 2016 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(3) Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by -product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non -GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other is suers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follow s the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in acc ordance w ith GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow . Accordingly, it is intended to provide a dditional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance w ith GAAP. Refer to the Company’s second quarter 2016 MD&A for a reconciliation of cash costs per gold ounce on both a by -product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(4) The Company, in conjunction w ith an initiative undertaken w ithin the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; how ever, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be consider ed in isolation or as a substitute for measures of performance prepared in accordance w ith GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s second quarter 2016 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(5) According to the silver purchase agreement betw een the Company and Silver Wheaton Corp., until August 6, 2014 Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero w ill deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company w ill receive silver spot prices only after the annual threshold amount has been delivered.

(6) Black Fox w as subject to a gold purchase agreement w hich continues and w as assumed by the Company upon its acquisition of t he mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Pike River property.

About Primero
Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities LitigationReform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believe s”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the nega tive connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, the implementation of enhanced ground support standards at the San Dimas mine; the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production guidance; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2016, the cash costs and all-in sustaining costs for 2016; the capital expenditures in 2016; the Company’s intentions and expectations respecting the expansion of San Dimas ’ production to 3,000 TPD; the Black Fox underground development and ability to open new mining areas in 2016; the ability to develop the Froome zone; the amount of ore from the Company’s operations in 2016; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; statements regarding the APA and the Company's ability to defend its validity, the Company's ability to pay taxes in Mexico on realized silver prices; the appeal by the SAT of judicial orders or rulings and the Company’s ability to successfully reverse any such SAT appeals which are successful ; statements regarding the Company’s issuance of a Notice of Intent to submit a claim to international arbitration pursuant to NAFTA; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the sp ecific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silve r remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2016; the success in the exploration and development of areas in the Deep Central Zone and the adjacent Froome zone at Black Fox; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment or the basis for the calculation of the Company’s income tax (including as a result of the current challenge to the advance pricing agreement); assumption regarding the discriminatory nature if the actions of the SAT against the Company; assumptions regarding the failure of the Mexican Government to uphold the core values of NAFTA and to protect the Company’s Canadian investment in Mexico; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficien t labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important facto rs that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Com pany may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company’s ability to obtain full compensation from the Mexican Government; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40 -F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward -looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward -looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward -looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 1: San Dimas District, Lechuguilla Concession – Recent Grab Sample Locations Map

N
Cinibas
Vein
0.04 g/t Au,
24 g/t Ag
Causitas
Vein
1.0 g/t Au,
7 g/t Ag
Sara
Constanza
Vein
0.1 g/t Au,
60 g/t Ag
Cinibas
Vein
0.05 g/t Au,
96 g/t Ag
Causitas
Vein
0.7 g/t Au,
98 g/t Ag
0
2.5 km
5 km

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL AND OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts)

SUMMARIZED FINANCIAL DATA

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
Key Performance Data
Tonnes of ore milled	454,089	478,410	827,724	926,999
Produced
Gold equivalent (ounces)	49,499	62,490	85,657	123,563
Gold (ounces)	44,150	54,862	76,986	109,227
Silver (million ounces)	1.60	2.15	2.52	4.08
Sold
Gold equivalent (ounces)	47,787	57,449	91,378	119,100
Gold (ounces)	43,008	52,975	81,789	108,012
Silver (million ounces)	1.43	1.26	2.77	3.16
Average realized prices
Gold ($/ounce)[1]	$1,241	$1,171	$1,201	$1,179
Silver($/ounce)[1]	$4.24	$4.20	$4.24	$4.20
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$851	$654	$891	$676
By-product basis	$801	$579	$852	$609
All-in sustaining costs (per gold ounce)[2]	$1,310	$1,036	$1,415	$1,040

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$59,439	$67,371	$109,983	$140,681
Earnings (loss) from mine operations	4,622	11,078	(1,173)	22,548
Net income (loss)	(19,432)	(6,744)	(32,600)	(3,156)
Adjusted net income (loss)[2]	(2,401)	1,146	(10,174)	2,285
Basic net income (loss) per share	(0.12)	(0.04)	(0.20)	(0.02)
Diluted net income (loss per share)	(0.12)	(0.04)	(0.20)	(0.02)
Adjusted net income (loss) per share[2]	(0.01)	0.01	(0.06)	0.01
Operating cash flows before working capital changes	11,205	22,556	2,744	41,336
Operating cash flows before working capital changes per share	0.07	0.14	0.02	0.26
Weighted average shares outstanding (basic)(000’s)	166,410	162,343	165,367	162,065
Weighted average shares outstanding (diluted) (000’s)	166,410	162,343	165,367	162,065

	June 30,	December 31,
	2016	2015
Assets
Mining interests	$804,851	$790,118
Total assets	$938,482	$924,968
Liabilities
Long-term liabilities	$172,796	$162,427
Total liabilities	$281,055	$276,092
Equity	$657,427	$648,876

1.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement w ith Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations” in the Company’s second quarter 2016 MD&A).

2.	See “NON-GAAP measurements” in the Company’s second quarter 2016 MD&A

SUMMARIZED OPERATING DATA
San Dimas

	Three months ended
	30-Jun-16	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15

Key Performance Data
Tonnes of ore mined	231,224	151,193	228,539	232,014	263,868
Tonnes of ore milled	224,427	149,182	250,796	228,392	256,235
Tonnes of ore milled per day	2,466	1,639	2,726	2,483	2,816
Average mill head grade (grams/tonne)
Gold	4.10	4.13	5.23	4.75	4.60
Silver	231	198	300	272	275
Average gold recovery rate (%)
Gold	98%	99%	98%	96%	96%
Silver	96%	97%	96%	95%	95%
Produced
Gold equivalent (ounces)	34,327	22,901	50,370	49,566	44,128
Gold (ounces)	28,978	19,578	41,371	33,623	36,500
Silver (million ounces)	1.60	0.92	2.32	1.90	2.15
Sold
Gold equivalent (ounces)	33,653	29,140	48,466	53,475	38,747
Gold (ounces)	28,873	24,300	40,320	34,471	34,273
Silver at fixed price (million ounces)	1.43	1.35	2.10	2.01	1.26
Silver at spot (million ounces)		-	-	0.85	-
Average realized price (per ounce)
Gold	$1,265	$1,178	$1,092	$1,115	$1,187
Silver [1]	$4.24	$4.24	$4.24	$7.42	$4.20

Total cash costs (per gold ounce)[3]
Gold equivalent basis	$843	$998	$535	$507	$608
By product basis	$765	$968	$414	$219	$487
All in sustaining costs (per ounce)[2]	$1,063	$1,362	$753	$454	$822
Revenue ($000's)	$42,578	$34,333	$52,960	$59,660	$45,979
Earnings (loss) from mine operations ($000's)	$4,348	($6,390)	$11,408	$18,179	$9,537

1.	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations” in the Company’s second quarter 2016 MD&A).
2.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements” in the Company’s second quarter 2016 MD&A.

3.	See “NON- GAAP measurements” in the Company’s second quarter 2016 MD&A

Black Fox

	Three months ended
	30-Jun-16	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15
Key Performance Data
Open pit mining
Tonnes of ore mined	-	-	-	201,484	372,319
Strip ratio	-	-	-	4.40	4.02
Average gold grade (grams/tonne)	-	-	-	2.01	2.02
Underground mining
Tonnes of ore mined	57,898	38,501	57,041	36,005	36,265
Average gold grade (grams/tonne)	4.46	4.99	5.80	3.99	4.00
Tonnes increase (decrease) in stockpile	(171,764)	(185,952)	(172,188)	3,979	186,409
Tonnes processed
Tonnes of ore milled	229,662	224,453	229,229	233,510	222,175
Tonnes of ore milled per day	2,524	2,467	2,492	2,538	2,441
Average mill head grade (grams/tonne)	2.14	1.94	2.51	2.66	2.65
Average gold recovery rate (%)	96%	95%	96%	96%	97%
Produced
Gold (ounces)	15,172	13,257	17,785	19,054	18,362
Sold
Gold at spot price (ounces)	12,996	13,146	16,434	16,302	17,324
Gold at fixed price (ounces)	1,138	1,336	1,015	1,640	1,378
Average realized gold price (per ounce)[1]	$1,192	$1,118	$1,059	$1,089	$1,143
Total cash costs (per gold ounce)[2]	$870	$851	$834	$780	$762
All-in sustaining costs (per ounce)[3]	$1,362	$1,404	$1,104	$1,000	$1,071
Revenue ($000's)	$16,861	$16,211	$18,444	$19,559	$21,392
Earnings (loss) from mine operations (000's)	$328	$658	($1,075)	($354)	$1,205

1.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations” in the Company’s second quarter 2016 MD&A).
2.	See “NON- GAAP measurements” in the Company’s second quarter 2016 MD&A
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements” in the Company’s second quarter 2016 MD&A

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015

Revenue	$59,439	$67,371	$109,983	$140,681
Operating expenses	(39,042)	(36,412)	(79,324)	(79,179)
Depreciation and depletion	(15,775)	(19,881)	(31,832)	(38,954)
Total cost of sales	(54,817)	(56,293)	(111,156)	(118,133)
Earnings (loss) from mine operations	4,622	11,078	(1,173)	22,548
Exploration expenses	(612)	(739)	(946)	(860)
General and administrative expenses	(7,647)	(7,151)	(13,179)	(15,164)
Earnings (loss) from operations	(3,637)	3,188	(15,298)	6,524
Transaction costs and other expenses	(828)	-	(1,214)	(3,906)
Finance expense	(1,881)	(1,933)	(5,140)	(4,803)
Mark-to-market gain (loss) on debentures & warrants	(2,278)	(3,705)	(2,653)	4,500
Other income (expenses)	294	(213)	(352)	3,092
Earnings (loss) before income taxes	(8,330)	(2,663)	(24,657)	5,407
Income tax expense	(11,102)	(4,081)	(7,943)	(8,563)
Net loss for the period	($19,432)	($6,744)	($32,600)	($3,156)
Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil	10	(219)	10	(733)
Unrealized gain on investment in Fortune Bay, net of tax of $nil	138	60	223	60
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil	-	-	-	456
Total comprehensive loss for the period	($19,284)	($6,903)	($32,367)	($3,373)
Basic loss per share	($0.12)	($0.04)	($0.20)	($0.02)
Diluted loss per share	($0.12)	($0.04)	($0.20)	($0.02)
Weighted average number of common shares outstanding
Basic	166,410,400	162,343,034	165,366,684	162,064,569
Diluted	166,410,400	162,343,034	165,366,684	162,064,569

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	June 30	December 31
	2016	2015

Assets
Current assets
Cash and cash equivalents	$54,476	$45,601
Trade and other receivables	98	1,793
Taxes receivable	34,287	30,689
Prepaid expenses	4,656	8,524
Inventories	30,096	31,964
Total current assets	123,613	118,571
Non-current assets
Restricted cash	4,758	5,920
Mining interests	804,851	790,118
Deferred tax asset	4,512	3,781
Long-term stockpile	-	5,694
Other non-current assets	748	884
Total assets	$938,482	$924,968

Liabilities
Current liabilities
Trade and other payables	$44,752	$44,972
Income tax payable	371	12,870
Other taxes payable	5,420	3,406
Warrant liability	5,079	-
Current portion of long-term debt	52,637	52,417
Total current liabilities	108,259	113,665
Non-current liabilities
Other taxes payable	13,767	13,354
Deferred tax liability	59,353	53,107
Decommissioning liability	31,033	28,294
Long-term debt	64,338	62,727
Other long-term liabilities	4,305	4,945
Total liabilities	$281,055	$276,092

Shareholders' equity
Share capital	$904,939	$867,375
Shares reserved for future issuance	2,158	-
Contributed surplus	56,180	54,984
Accumulated other comprehensive loss	(4,417)	(4,650)
Deficit	(301,433)	(268,833)
Total shareholders' equity	$657,427	$648,876
Total liabilities and shareholders' equity	$938,482	$924,968

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	Three months ended		Six months ended
	June 30		June 30
	2016	2015	2016	2015
Operating activities
Earnings (loss) before income taxes	($8,330)	($2,663)	($24,657)	$5,407
Adjustments for:
Depreciation and depletion	15,775	19,881	31,832	38,954
Share-based compensation expense	2,226	2,448	4,083	5,075
Payments made under the Phantom Share Unit Plan	(7)	(2,104)	(286)	(3,617)
Mark-to-market loss (gain) on convertible debentures	1,875	3,705	2,250	(4,500)
Mark-to-market loss on warrant liability	403	-	403	-
Write-down of inventory	-	-	505	-
Unrealized foreign exchange loss (gain)	1,511	(348)	2,862	(1,518)
Taxes paid	(4,530)	-	(20,305)	(5,847)
Other	190	(278)	729	(994)
Other adjustments
Transaction costs (disclosed in financing activities)	232	12	232	3,651
Finance income (disclosed in investing activities)	(21)	(30)	(44)	(78)
Finance expense	1,881	1,933	5,140	4,803
Operating cash flow before working capital changes	11,205	22,556	2,744	41,336
Changes in non-cash working capital	5,041	(20,421)	10,519	(25,922)
Cash provided by operating activities	$16,246	$2,135	$13,263	$15,414
Investing activities
Expenditures on mining interests	($21,082)	($19,854)	($38,837)	($39,761)
Interest received	21	30	44	78
Cash used in investing activities	($21,061)	($19,824)	($38,793)	($39,683)
Financing activities
Proceeds from bought deal offering	$39,958	$-	$39,958	$-
Transaction costs on bought deal offering	(2,464)	-	(2,464)	-
Drawdown on revolving credit facility	-	-	50,000	-
Repayment of convertible debenture	-	-	(48,116)	-
Repayment of revolving credit facility	-	-	-	(40,000)
Payments on capital leases	(782)	(1,432)	(2,002)	(3,299)
Funds released from reclamation bond	1,564	1,302	1,564	9,846
Interest paid	(474)	(105)	(4,474)	(3,076)
Proceeds from exercise of options	-	-	-	826
Issuance of convertible debt	-	-	-	75,000
Transaction costs on issuance of convertible debt	-	(12)	-	(3,651)
Cash provided by financing activites	$37,802	($247)	$34,466	$35,646
Effect of foreign exchange rate changes on cash	($578)	$147	($61)	$1,064
Increase (decrease) in cash	$32,409	($17,789)	$8,875	$12,441
Cash, beginning of period	22,067	57,619	45,601	27,389
Cash, end of period	$54,476	$39,830	$54,476	$39,830